                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2001



                              INTRAWEST CORPORATION
                               (Registrant's name)

           SUITE 800, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6 CANADA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F      Form 40-F  X
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No  X
                                    ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

TO OUR SHAREHOLDERS

Ski and resort operations results for the quarter exceeded those of the same quarter of fiscal 2001, primarily reflecting the success of cost-control measures initiated last year. These results were offset by lower real estate earnings, which had been expected due to the weighting of real estate project completions more to the third and fourth quarter of fiscal 2002 than in the previous year. Approximately 75 per cent of our real estate closings are expected to occur in the third and fourth quarters this year. As of November 13, closed units and pre-sold units scheduled to close in fiscal 2002 amounted to approximately $405 million, representing 107 per cent of real estate sales revenue (excluding Club Intrawest) reported in fiscal 2001.

OPERATING RESULTS (ALL DOLLAR AMOUNTS ARE IN US CURRENCY)

Total revenue for the first quarter ended September 30, 2001 was $93.7 million compared with $129.9 million for the same period last year. Total company EBITDA (net earnings before interest, taxes, non-controlling interest, depreciation and amortization) was $7.2 million compared with $15.5 million in 2000. Net loss from continuing operations was $9.8 million or $0.22 per share compared with a loss of $3.2 million or $0.07 per share in 2000.

Further information on the Company's operating results is contained in Management's Discussion and Analysis below.

DEVELOPMENTS

We are making steady progress in our drive to become one of the world's leading fully integrated leisure companies. Early in the quarter, we announced our partnership with Aspen Skiing Company to develop a village at Snowmass at Aspen. This speaks to the strength of our reputation in the industry and our strategic goal of leveraging our resort development expertise. Our plan to develop the third and fourth phases at Tremblant, which was once again ranked best in the East by SKI magazine, met with continued support. In late September, the Government of Quebec announced that it will contribute Cdn. $75 million toward the next phases of this resort.

After the events of September 11, we successfully launched projects in Whistler, Lake Las Vegas and Keystone. A fourth launch, undertaken by our subsidiary, Playground, at the Wild Heron golf resort in Florida, reflects the effectiveness of Playground's strategy of undertaking sales launches for both Intrawest and other companies attracted by our expertise in this area.

Our emerging businesses are demonstrating their potential. While Playground achieved success with the Wild Heron launch, Intrawest Golf secured a contract to develop and manage the operation of Wild Heron's Shark's Tooth Golf Club. Intrawest Golf also added The Raven Golf Club at Cabo San Lucas to its Raven brand, and secured a contract to oversee the operation of the popular Coyote Moon Golf Club in Truckee, California. Resort Reservations Network, RezRez, recorded similar success with contracts to manage central reservations for both the St. Lucia Hotel & Tourism Association and Mexico's Riviera Maya Hotel Association.

DIVIDENDS

On November 13, 2001, the Board of Directors declared a dividend of Cdn.$0.08 per common share payable on January 23, 2002 to shareholders of record on January 9, 2002.

NRP SHARES

Since July 1, 2001, the Company has purchased 307,700 non-resort preferred ("NRP") shares under its normal course issuer bid at an average cost of Cdn.$1.60 per NRP share. The Company currently expects to make the final redemption of NRP shares prior to July 1, 2002.

OUTLOOK

Initial information regarding the 2001-2002 ski season gives us cause to be cautiously optimistic. At November 13, season pass and frequency card revenues were up 27 per cent from last year. Pass sales were higher at every one of our 10 mountain resorts. This is a good indication that the number of committed regional guests, who account for 35 to 40 per cent of total visits, will increase this year. With respect to destination guests, room night bookings across the resorts stood at about 87 per cent of last year's level with particular strength in our eastern North American resorts, several of which are running ahead of last year. Positive momentum continues to narrow the gap relative to last year.

We are continuing to pay close attention to cost control as we enter the winter season. We are also using our direct marketing capabilities to ensure current and potential customers are attracted to our resorts and resort real estate in the months ahead. Our company remains focused on our key strategic initiatives to ensure we emerge from this period of uncertainty in a strong position.

On behalf of the Board,






/s/ JOE S. HOUSSIAN                   /s/ DANIEL O. JARVIS
--------------------------------      --------------------------------
Joe S. Houssian                       Daniel O. Jarvis
Chairman, President and               Executive Vice President
Chief Executive Officer               and Chief Financial Officer

November 13, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in the Company's June 30, 2001 annual report.

THREE MONTHS ENDED SEPTEMBER 30, 2001 (THE "2001 QUARTER") COMPARED WITH THE THREE MONTHS ENDED SEPTEMBER 30, 2000 (THE "2000 QUARTER")

REVIEW OF SKI AND RESORT OPERATIONS

Ski and resort operation revenue was $58.7 million in the 2001 quarter compared with $63.2 million in the 2000 quarter, with $4.1 million or 91% of the decline accounted for by the Company's decision to turn management of the waterpark at Mountain Creek over to a third-party operator. Historically the first quarter has delivered 10-12% of annual ski and resort operation revenue.

The composition of ski and resort operation revenue was as follows:

-----------------------------------------------------------------------------------------------------

                                           2001 Quarter   2000 Quarter        Change       Percentage
                                              (millions)     (millions)    (millions)          Change
-----------------------------------------------------------------------------------------------------
Mountain operations                             $   9.1        $   8.2       $   0.9             11%
Retail and rental                                   7.7            7.9          (0.2)            (3%)
Food and beverage                                   9.3           10.5          (1.2)           (11%)
Lodging and property management                    12.2           12.3          (0.1)            (1%)
Ski school                                          0.4            0.4            --             --
Golf                                               12.4           12.5          (0.1)            (1%)
Other                                               7.6           11.4          (3.8)           (33%)
-----------------------------------------------------------------------------------------------------
                                                $  58.7        $  63.2       $  (4.5)            (7%)
-----------------------------------------------------------------------------------------------------

The 11% increase in mountain operations revenue was due substantially to increased helicopter revenue from Alpine. Approximately 80% of the decline in both food and beverage revenue and other revenue was due to turning over management of the waterpark at Mountain Creek to a third party. Generally the slowing economy reduced corporate and group business during the summer and the events of September 11 resulted in some cancellations at the end of the quarter. These factors led to small reductions in retail and rental, food and beverage, lodging and golf revenue.

Ski and resort operation expenses were $56.6 million in the 2001 quarter compared with $61.7 million in the 2000 quarter, with $4.4 million of the decrease due to third-party management of the waterpark at Mountain Creek. The balance of the decrease in expenses was due to the implementation of cost-control measures across all of the Company's resorts. As a result of these measures, ski and resort operations EBITDA increased from $1.5 million in the 2000 quarter to $2.0 million in the 2001 quarter.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from the sale of real estate was $33.1 million in the 2001 quarter, down from $63.6 million in the 2000 quarter. This reduction was expected due to the weighting of real estate project completions more to the third and fourth quarter of the current fiscal year than in the previous fiscal year. A total of 78 units were closed in the 2001 quarter compared with 269 units in the 2000 quarter. The average sales price per unit was significantly higher in the 2001 quarter reflecting unit type and resort mix as well as price escalation. The reduction in revenue decreased operating profit from real estate sales to $4.9 million in the 2001 quarter from $12.1 million in the 2000 quarter.

The real estate results include the Company's vacation ownership business, Club Intrawest, with revenue of $8.9 million, down 2.2% from the 2000 quarter due to reduced sales in September.

REVIEW OF CORPORATE OPERATIONS

Interest expense was $9.3 million in the 2001 quarter, down from $10.6 million in the 2000 quarter due primarily to lower interest rates. The increase in debt in the 2001 quarter compared with the 2000 quarter was substantially due to real estate development activity and interest on this debt is capitalized to properties and subsequently expensed as part of real estate costs when the properties are sold.

Depreciation and amortization expense was $8.8 million in the 2001 quarter, up from $7.5 million in the 2000 quarter due to amortization of goodwill on the acquisition made in November 2000 and depreciation on the capital improvements made since the 2000 quarter.

LIQUIDITY AND CAPITAL RESOURCES

The major sources and uses of cash in the three months ended September 30, 2001 and September 30, 2000 were as follows:

---------------------------------------------------------------------------------------
                                                            2001       2000      Change
                                                                   ($millions)
---------------------------------------------------------------------------------------
Funds from continuing operations                            (1.1)       4.2       (5.3)
Working capital for real estate developed for sale         (68.1)     (13.4)     (54.7)
Resort capital expenditures and other investments          (22.0)     (17.7)      (4.3)
---------------------------------------------------------------------------------------
                                                           (91.2)     (26.9)     (64.3)
(Increase) decrease in other net assets                     18.9      (65.3)      84.2
---------------------------------------------------------------------------------------
Net cash outflows before non-construction financing
inflows                                                    (72.3)     (92.2)      19.9
Net financing inflows excluding construction
financing                                                   77.9       89.0      (11.1)
---------------------------------------------------------------------------------------
Increase (decrease) in cash                                  5.6       (3.2)       8.8
---------------------------------------------------------------------------------------
Net new investment in real estate developed for sale       (99.9)     (45.9)     (54.0)
Less: net proceeds from construction financing              31.8       32.5       (0.7)
---------------------------------------------------------------------------------------
Working capital for real estate developed for sale         (68.1)     (13.4)     (54.7)
---------------------------------------------------------------------------------------

Working capital for real estate (measured as the amount of net new investment in real estate not funded by construction financing) used $68.1 million of cash in the 2001 quarter compared with $13.4 million in the 2000 quarter. The increase in use of cash reflects the increased number of units under construction combined with the reduced real estate closings. Quarterly changes in working capital for real estate are not necessarily indicative of annual changes since they are heavily impacted by the timing of project completions. Project completions and therefore real estate closings are more heavily weighted towards the second half of the year in fiscal 2002 than in fiscal 2001. For fiscal 2002 working capital for real estate developed for sale is expected to use less cash than the $68.8 million that was used in fiscal 2001.

Resort capital expenditures and other investments used $22.0 million cash in the 2001 quarter, up from $17.7 million in the 2000 quarter. The Company expects to spend approximately $40 million on capital improvements in the remaining three quarters of fiscal 2002, for an annual total of about $65 million, a decrease of about $30 million from fiscal 2001. This downward trend in spending on capital improvements has been ongoing since 1999 and will continue in 2003.

In the 2001 quarter $18.9 million of cash was generated from receivables and other assets, net of payables and other liabilities, compared with a net cash outflow of $65.3 million in the 2000 quarter. Approximately $35 million of the change was due to real estate deposits being available to fund construction costs rather than being required to be retained in trust pending completion of the project. The Company put a bonding facility in place to achieve this outcome. In addition, approximately $17 million more was collected from receivables and $18 million less was spent to settle payables in the 2001 quarter than the 2000 quarter.

In summary, the Company used total cash of $72.3 million in the 2001 quarter to fund its operations, down from $92.2 million in the 2000 quarter. The first quarter is typically cash flow negative because of the seasonality of the mountain resort operations and the timing of resort capital expenditures and real estate construction. These cash outflows were funded by the Company's senior credit facility. During the 2001 quarter the Company announced the successful syndication of a new three-year $300 million senior credit facility. The facility is expected to close in November 2001 and the proceeds will be used to refinance existing credit facilities and for general corporate purposes.


















Statements contained in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Intrawest's actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, seasonality, weather conditions, competition, general economic conditions, currency fluctuations and other risks detailed in the company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the three months ended September 30
(in thousands of US dollars, except per share amounts) (unaudited)

--------------------------------------------------------------------------------------------
                                                                       2001            2000
--------------------------------------------------------------------------------------------
REVENUE:
  Ski and resort operations                                     $    58,660     $    63,200
  Real estate sales                                                  33,066          63,615
  Rental properties                                                   1,950           1,638
  Interest and other income                                              25           1,407
--------------------------------------------------------------------------------------------
                                                                     93,701         129,860
EXPENSES:
  Ski and resort operations                                          56,625          61,666
  Real estate costs                                                  28,141          51,496
  Rental properties                                                   1,270             766
  Interest                                                            9,343          10,640
  Depreciation and amortization                                       8,837           7,531
  Corporate general and administrative                                2,190           2,052
--------------------------------------------------------------------------------------------
                                                                    106,406         134,151
--------------------------------------------------------------------------------------------
Loss before undernoted                                              (12,705)         (4,291)
Provision for income taxes                                           (2,779)           (973)
--------------------------------------------------------------------------------------------
Loss before non-controlling interest and discontinued
operations                                                           (9,926)         (3,318)
Non-controlling interest                                               (143)           (112)
--------------------------------------------------------------------------------------------
Loss from continuing operations                                      (9,783)         (3,206)
Results of discontinued operations (note 4)                             164              32
--------------------------------------------------------------------------------------------
Loss for the period                                                  (9,619)         (3,174)
Retained earnings, beginning of period                              187,922         131,953
--------------------------------------------------------------------------------------------
Retained earnings, end of period                                $   178,303     $   128,779
--------------------------------------------------------------------------------------------
Loss per common share (basic and fully diluted):
  Loss from continuing operations                               $     (0.22)    $     (0.07)
  Net loss                                                      $     (0.22)    $     (0.07)
--------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding (in
thousands)                                                           44,030          43,484
--------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)                                 September 30           June 30
--------------------------------------------------------------------------------------------
                                                                     2001              2001
                                                               (unaudited)         (audited)
--------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                   $    92,076       $    86,430
  Amounts receivable                                               52,735            82,536
  Other assets                                                     84,890           105,545
  Resort properties                                               360,647           329,177
  Future income taxes                                               3,621             4,168
--------------------------------------------------------------------------------------------
                                                                  593,969           607,856
Ski and resort operations                                         815,976           813,741
Properties:
  Resort                                                          429,989           371,451
  Discontinued operations                                           6,742             7,080
--------------------------------------------------------------------------------------------
                                                                  436,731           378,531
Amounts receivable                                                 56,193            50,416
Other assets                                                       86,443            86,640
Goodwill                                                           18,033            19,128
--------------------------------------------------------------------------------------------
                                                              $ 2,007,345       $ 1,956,312
--------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Amounts payable                                             $   120,131       $   146,464
  Deferred revenue                                                 90,890            81,537
  Bank and other indebtedness:
    Resort                                                        319,191           201,558
    Discontinued operations                                            --                82
--------------------------------------------------------------------------------------------
                                                                  530,212           429,641
Bank and other indebtedness:
  Resort                                                          783,483           804,991
  Discontinued operations                                           3,251             3,363
--------------------------------------------------------------------------------------------
                                                                  786,734           808,354
Due to joint venture partners                                       6,860             8,818
Deferred revenue                                                   15,052            26,750
Future income taxes                                                82,753            83,771
Non-controlling interest in subsidiaries                           28,081            30,616
--------------------------------------------------------------------------------------------
                                                                1,449,692         1,387,950
Shareholders' equity:
  Capital stock (note 5)                                          414,110           414,220
  Retained earnings                                               178,303           187,922
  Foreign currency translation adjustment                         (34,760)          (33,780)
--------------------------------------------------------------------------------------------
                                                                  557,653           568,362
--------------------------------------------------------------------------------------------
                                                              $ 2,007,345       $ 1,956,312
--------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended September 30
(in thousands of US dollars) (unaudited)

--------------------------------------------------------------------------------------------
                                                                       2001            2000
--------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):
OPERATIONS:
  Loss from continuing operations                               $    (9,783)    $    (3,206)
  Items not affecting cash:
    Depreciation and amortization                                     8,837           7,531
    Non-controlling interest                                           (143)           (112)
--------------------------------------------------------------------------------------------
  Funds from continuing operations                                   (1,089)          4,213
  Recovery of costs through real estate sales                        28,141          51,496
  Acquisition and development of properties held for sale          (128,040)        (97,372)
  Increase in amounts receivable, net                                (5,781)         (4,019)
  Changes in non-cash operating working capital (note 7)             23,544         (62,684)
--------------------------------------------------------------------------------------------
  Cash used for continuing operating activities                     (83,225)       (108,366)
  Cash provided by discontinued operations (note 4)                   1,212           1,390
--------------------------------------------------------------------------------------------
                                                                    (82,013)       (106,976)
FINANCING:
  Bank and other borrowings, net                                    110,961         120,856
  Issue of common shares for cash                                        40             676
  Repurchase of non-resort preferred shares                            (150)             --
  Distributions to non-controlling interests                         (1,145)             --
--------------------------------------------------------------------------------------------
                                                                    109,706         121,532
INVESTMENTS:
  Proceeds from (expenditures on):
    Revenue-producing properties                                        267            (489)
    Ski and resort operation assets                                 (21,527)        (16,948)
    Other assets                                                       (787)           (272)
--------------------------------------------------------------------------------------------
                                                                    (22,047)        (17,709)
--------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                      5,646          (3,153)
Cash and cash equivalents, beginning of period                       86,430          78,985
--------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                        $    92,076     $    75,832
--------------------------------------------------------------------------------------------

(Supplemental information (note 7))
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars, unless otherwise indicated)
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION:

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended June 30, 2001. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods reported are not necessarily indicative of the operating results expected for the year.

The significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company's consolidated financial statements for the year ended June 30, 2001, except as described in note 3 below.

2.   SEASONALITY OF OPERATIONS:

Ski and resort operations are highly seasonal which impacts reported quarterly earnings. The majority of the Company's ski and resort operation revenue is generated during the period from November to April. Furthermore, during this period a significant portion of ski and resort operation revenue is generated on certain holidays (particularly Christmas, Presidents' Day and school spring breaks) and on weekends.

The Company's real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period.

3.   CHANGE IN ACCOUNTING POLICY:

The Company has adopted, effective July 1, 2001, the new recommendations of The Canadian Institute of Chartered Accountants relating to the method of calculation, presentation and disclosure of earnings per share. These new recommendations, which were applied retroactively, did not result in the restatement of the amounts previously reported for the three months ended September 30, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars, unless otherwise indicated)
--------------------------------------------------------------------------------

4.   DISCONTINUED OPERATIONS:

For reporting purposes, the results of operations and cash flow from operating activities of the non-resort real estate business have been disclosed separately from those of continuing operations for the periods presented.

The results of discontinued operations are as follows:

-----------------------------------------------------------------------------------
                                                    Three months ended September 30
                                                           2001                2000
                                                    (unaudited)         (unaudited)
-----------------------------------------------------------------------------------
Revenue                                                $    403            $    515
-----------------------------------------------------------------------------------
Income before current income taxes                     $    174            $     32
Provision for current income taxes                           10                  --
-----------------------------------------------------------------------------------
Income from discontinued operations                    $    164            $     32
-----------------------------------------------------------------------------------

Assets and liabilities presented in the consolidated balance sheets include the following assets and liabilities of discontinued operations:

-----------------------------------------------------------------------------------
                                                       SEPTEMBER 30         June 30
                                                               2001            2001
                                                        (unaudited)       (audited)
-----------------------------------------------------------------------------------
Current assets:
  Amounts receivable                                   $      2,990     $    4,126
  Other non-cash current assets                                  22             --
Properties                                                    6,742          7,080
Other non-current assets                                        157            166
Current liabilities                                            (763)          (900)
Non-current liabilities                                      (3,076)        (3,258)
-----------------------------------------------------------------------------------

The cash flows from discontinued operations are as follows:

-----------------------------------------------------------------------------------
                                                    Three months ended September 30
                                                           2001                2000
                                                    (unaudited)         (unaudited)
-----------------------------------------------------------------------------------
Cash provided by (used in):
  Operations                                           $  1,212            $ 1,390
  Financing                                                (344)               (26)
  Investing                                                  --                 77
-----------------------------------------------------------------------------------
Increase in cash and cash equivalents                  $    868            $ 1,441
-----------------------------------------------------------------------------------

The Company has the right to apply the net cash flow from the discontinued operations from January 1, 1997 to the redemption of non-resort preferred ("NRP") shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars, unless otherwise indicated)

--------------------------------------------------------------------------------
5.   CAPITAL STOCK:

--------------------------------------------------------------------------------
                                                 SEPTEMBER 30           June 30
                                                         2001              2001
                                                  (unaudited)         (audited)
--------------------------------------------------------------------------------
Common shares                                       $ 400,302         $ 400,262
NRP shares                                             13,808            13,958
--------------------------------------------------------------------------------
                                                    $ 414,110         $ 414,220
--------------------------------------------------------------------------------

(i)  Common shares:

--------------------------------------------------------------------------------
                                                    Number of              2001
                                                common shares            AMOUNT
                                                  (unaudited)       (unaudited)
--------------------------------------------------------------------------------
Balance, beginning of period                       44,026,394         $ 400,262
Issued for cash under stock option plan                 4,200                40
--------------------------------------------------------------------------------
Balance, end of period                             44,030,594         $ 400,302
--------------------------------------------------------------------------------

In addition to the stock options exercised during the quarter, 44,000 stock options were forfeited and 3,274,300 stock options remain outstanding as at September 30, 2001. (ii) NRP shares:

--------------------------------------------------------------------------------
                                                    Number of              2001
                                                   NRP shares            AMOUNT
                                                  (unaudited)       (unaudited)
--------------------------------------------------------------------------------
Balance, beginning of period                        5,513,936          $ 13,958
Purchased for cancellation                          (184,300)             (150)
--------------------------------------------------------------------------------
Balance, end of period                              5,329,636          $ 13,808
--------------------------------------------------------------------------------

6.   SEGMENTED INFORMATION:

The following table presents the Company's results from continuing operations by reportable segment:

--------------------------------------------------------------------------------
                                                Three months ended September 30
                                                        2001               2000
                                                 (unaudited)        (unaudited)
--------------------------------------------------------------------------------
Revenue:
  Ski and resort                                 $    40,985     $       45,452
  Real estate                                         35,016             65,253
  Warm-weather                                        17,675             17,748
  Corporate and all other                                 25              1,407
--------------------------------------------------------------------------------
                                                 $    93,701     $      129,860
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars, unless otherwise indicated)

-------------------------------------------------------------------------------
6.   SEGMENTED INFORMATION (CONTINUED):

-------------------------------------------------------------------------------
                                                Three months ended September 30
                                                        2001               2000
                                                 (unaudited)        (unaudited)
-------------------------------------------------------------------------------
Operating profit before interest,
 depreciation and amortization,
 and income taxes:
  Ski and resort                                 $     (645)     $      (1,438)
  Real estate                                         5,605             12,991
  Warm-weather                                        2,680              2,972
  Corporate and all other                                25              1,407
-------------------------------------------------------------------------------
                                                      7,665             15,932
Less:
  Interest                                            9,343             10,640
  Depreciation and amortization                       8,837              7,531
  Corporate general and administrative                2,190              2,052
-------------------------------------------------------------------------------
                                                     20,370             20,223
-------------------------------------------------------------------------------
                                                 $  (12,705)     $      (4,291)
-------------------------------------------------------------------------------

7.   CASH FLOW INFORMATION:

The changes in non-cash operating working capital balance consist of the following:

-------------------------------------------------------------------------------
                                                Three months ended September 30
                                                        2001               2000
                                                 (unaudited)        (unaudited)
-------------------------------------------------------------------------------
Cash provided by (used in):
  Amounts receivable                             $    28,665     $      11,554
  Other assets                                        13,829           (23,720)
  Amounts payable                                    (26,279)          (38,758)
  Due to joint venture partners                       (1,887)           (7,110)
  Deferred revenue                                     9,216            (4,650)
-------------------------------------------------------------------------------
                                                 $    23,544     $     (62,684)
-------------------------------------------------------------------------------
Supplemental information:
  Interest paid included in the
    determination of net loss                    $     9,552     $      11,369
Income taxes paid                                      3,436             1,683
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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                          INTRAWEST CORPORATION

Date: November 29, 2001                     By        /s/ ROSS MEACHER
                                            ------------------------------------
                                            Name: Ross Meacher
                                            Title: Corporate Secretary